Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q3 2020	Q2 2020	Q1 2020	Nine months ended July 31, 2020	For the Year-Ended October 2019
Return on Assets	0.75%	0.36%	0.92%	0.67%	0.90%
Return on Equity	15.7%	7.3%	17.6%	13.6%	16.8%
Dividend Payout Ratio	49%	108%	44%	57%	46%
Equity to Asset Ratio	4.99%	5.06%	5.50%	5.17%	5.64%